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Weil, Gotshal & Manges LLP Letterhead

August 12, 2005

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 05-10
Washington, D.C. 20549-0510
Attention: Pamela Long, Assistant Director

Re:
Altra Industrial Motion, Inc.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-124944

Dear Ms. Long:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Altra Industrial Motion, Inc. (the "Company") in the letter dated June 13, 2005 (the "Comment Letter") addressed to the undersigned.

        On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to the Form S-4 (the "Amendment") that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff's comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers contained in the Amendment.

General

        1.     Please file all exhibits, including the legality opinion and the letter of transmittal, with your next amendment or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

        The Company has filed additional exhibits and will file the remaining exhibits as soon as possible.

        2.     We note that the Company is registering the Exchange Notes in reliance on the staff's position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman and Sterling (available July 2, 1993). Accordingly, with the next amendment please provide a supplemental letter to the staff (1) stating that the issuer is registering the exchange offer in reliance on the staff's position in such letters, and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman and Sterling letters.

        The Company has provided the requested supplemental letter herewith.

        3.     To the extent additional subsidiaries of the company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

        To the extent any additional subsidiaries come into existence and are made guarantors on the registered notes, the Company will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

        4.     Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

        The Company hereby confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

        5.     In your amended filing, please include an updated consent of the independent public accountants.

        The Company has included an updated consent from its independent public accountants in its amended filing.

        6.     Please update your filing to include interim financial statements as of and for the three months ended March 31, 2005. Refer to Rule 3-12 of Regulation S-X. Please similarly update your unaudited pro forma statement of income.

        The Amendment includes interim financial statements of the Company as of and for the three months ended April 1, 2005 and related disclosure. See pages F-47 through F-65. Since the transactions given pro forma effect in the Company's pro forma financial statements occured prior to the beginning of the three months ended April 1, 2005, no pro forma statement of income is required.

Inside Front Cover Page of the Prospectus

        7.     Please provide the information required by Item 2 of Form S-4.

        The Amendment has been revised to include the information required by Item 2 of Form S-4. See page ii and the back cover page.

Prospectus Summary, page 1

        8.     Please revise this section to delete the "Business Strengths" and "Business Strategy" sections of the summary, as it is unnecessary to include this information for an exchange offer where the offerees have already invested in your business.

        The Amendment has been revised to delete the sections entitled "Business Strengths" and "Business Strategy" from the summary.

Summary of the Terms of the Exchange Offer. page 4

        9.     State the exemption relied upon, and the facts used to support the exemption, to issue the old notes. Revise "The Exchange Offer" section on page 27 accordingly.

        The original notes were issued by the Company on November 30, 2004 to Jefferies & Company, Inc. (the "Initial Purchaser") pursuant to Section 4(2) of the Securities Act and resold by the Initial Purchaser to qualified institutional buyers ("QIBs") or persons reasonably believed to be QIBs pursuant to Rule 144A under the Securities Act, to Institutional Accredited Investors pursuant to rulings promulgated under the Securities Act and to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act.

        Pages 4 & 27 of the Amendment have been revised accordingly.

Time of Expiration. page 6

        10.   As currently represented, the offer could be open for less than 20 full business clays due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

        The Company hereby confirms that the offer will be open at least through midnight on the twentieth business day following commencement of the offer and it has amended its filing to reflect this fact.

Security. page 10

        11.   Please provide the book value of the assets that are securing the new notes as of the date of the latest financial statements in the prospectus. Please also revise the risk factors section with similar disclosure.

        The Company has provided the book value of the assets that are securing the new notes as of April 1, 2005 and has revised the risk factors section to include similar disclosure, as follows: "The book value of the assets securing the new notes as of April 1, 2005 is approximately $228.3 million. The new notes are subordinated by our senior revolving credit facility which had an outstanding balance of approximately $4.2 million as of April 1, 2005." See pages 10 and 15.

Risk Factors, page 12

        12.   Please delete the third and fourth sentences of the introductory paragraph. All material risks should be described. If risks are not deemed material, then you should not reference them.

        Page 12 has been revised to delete the third and fourth sentences of the introductory paragraph.

        13.   Revise all risk factor headings to clearly state the risk involved.

        The risk factor headings have been revised to state clearly the risk involved.

        14.   Throughout this section, you state that you "cannot assure" or "there can be no assurance [of]" various facts. The real risk, however, is not your inability to assure the reader Please revise so that the risk is clear.

        The risk factors have been revised to state clearly the risk involved.

Our substantial level of indebtedness..., page 13

        15.   Please quantify your debt service costs.

        The Company has quantified its debt service costs in the amended filing as follows: "As of April 1, 2005, we had approximately $170.4 million of indebtedness (including borrowings under our senior revolving credit facility and capital leases) with an estimated annual service cost of approximately $17.1 million." See page 13.

Our senior revolving credit facility and the indenture.... page 14

        16.   We note the statement that your financial covenants may become more restrictive over time. Please revise to explain under what circumstances the covenants may become more restrictive. In addition, provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet.

        The Company has revised page 14 to provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet. Other than time, there are no additional circumstances which cause the cited financial covenants to become more restrictive.

We may be subject to work stoppages at our facilities. page 23

        17.   We note that one of your bargaining agreements expired June 6, 2005. Please update your risk factor, as well as the information relating to your relationship with your employees elsewhere in the prospectus, to state whether this agreement has been renegotiated, an employee strike occurred, or otherwise.

        The Company renegotiated the bargaining agreement that was scheduled to expire on June 6, 2005. The new bargaining agreement expires on June 2, 2008 and the Company has updated its amended filing to reflect the new agreement. See page 23.

Terms of the Exchange Offer. page 28

        18.   We note the disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after the expiration date of the exchange offer. Rule 14e- 1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

        The Company has revised page 28 & 29 accordingly.

Expiration: Amendments. page 28

        19.   On page 29, we note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

        Page 29 has been revised to indicate that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

        20.   You reserve the right to "delay accepting any old notes". Clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

        Page 29 has been revised to clarify that the Company reserves the right to delay acceptance of any old notes due to an extension of the exchange offer.

Conditions, page 33

        21.   As you note in your disclosure all conditions to the offer must be satisfied or waived prior to expiration of the offer, not merely before acceptance of the old notes. Please revise the introductory paragraph accordingly.

        Page 33 has been revised to clarify that all conditions to the offer must be satisfied or waived prior to expiration of the offer.

Unaudited Pro Forma Financial Statements. page 37

        22.   Please disclose the expected useful lives of the property, plant and equipment acquired.

        The Company has disclosed the expected useful lives of the property, plant and equipment acquired in pro forma adjustment number 1, as follows: "based on expected useful lives of 15 to 45 years for buildings and improvements and 2 to 15 years for machinery and equipment." See page 38.

        23.   Please explain in detail why you have not included the $600 of expenses related to services previously provided by PTH's parent to PTH in your historical Predecessor financial statements. Similarly, please tell us why you have not included $980 of general and administrative services previously performed by PTWs parent for PTH in your historical Predecessor financial statements. See SAB Topic 1-B.

        All costs attributable to PTH that were incurred by the parent have been allocated to PTH and are included in the Predecessor financial statements presented within the Company's filing. Please see additional information included in the Company's response to your comment #52. Both the $600K and $980K adjustments represent the Company's estimates of additional costs required to manage the entire Company and the Company's China operations due to its new stand alone status. These costs include additional employees already hired as well as anticipated additional new hires. The Company's estimates also include other stand alone costs that it anticipates incurring as a new stand alone public entity versus a division of a private company, such as increased compliance, audit and legal costs. The Company has revised the text of the related pro-forma adjustments as follows: "Additional expense required to manage China operations, including salaries, rent and other new costs associated with being a stand alone entity" and "Additional expense required to include the full year costs of general and administrative services associated with being a stand alone public organization, including additional salary, compliance, audit and legal costs." See page 38.

        24.   Where you are reversing interest expense in your unaudited pro forma statement of income, please amend your filing to disclose the amount of the debt repaid, the interest rate, the period it was outstanding and then arrive at the pro forma amount of interest expense reversed. Please then show the amount of new debt issued, the interest rate and the period that you are reflecting it in your pro formas.

        The Company has amended its descriptions in pro-forma adjustment #3 to provide additional information related to the interest expense reversed and the new interest expense, as follows: "Elimination of interest expense recorded at Kilian (consists of $.1 million of interest on $13 million of debt at 8.8% for the period from October 23 through November 30, 2004 and the write-off of $.5 million of debt issuance costs) and PTH (consists of interest expense recorded during 2004 on varying debt balances at 5.83% interest)" and "Additional expense required to present a full year of expense associated with the notes (consists of interest on $165 million of notes at 9% interest for eleven months)." See page 28.

        25.   Based on your discussion of your management's discussion and analysis, we note you wrote off deferred loan costs in 2004. Please tell us why you have not adjusted your unaudited pro forma statements of income to eliminate such costs.

        The Company's initial discussion addressed the gain on the sale of assets, which it will move into the operating section (see the response to comment #47), as being off-set by other costs associated with the write-off of deferred loan costs in 2003. During 2003, the Predecessor refinanced its debt and wrote-off the deferred loan costs associated with its previous debt facility. There were no deferred loan costs written-off in 2004. Therefore, no adjustment is required in the unaudited pro-forma statements. The Company has revised its discussion in management's discussion and analysis as follows: "Other non-operating (income) expense. Other non-operating expense was $.1 million in 2004 compared to $.5 million in 2003. The higher expense in 2003 is primarily due to the write-off of deferred loan costs of approximately $.4 million, associated with refinancing. There were no deferred loan costs written-off in 2004." See page 41.

Selected Historical Financial Data. page 39

        26.   Please disclose balance sheet data as of December 31, 2002 and 2001. See Item 301 of Regulation S-K.

        The Company has amended its filing to include selected balance sheet data as of December 31, 2002 and 2001 in accordance with Item 301 of Regulation S-K.

        27.   Please include the pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period, or confirm to us that the change in the ratio would be less than ten percent. Refer to Item 503(d) of Regulation S-K.

        The Company has amended its filing to include the pro forma ratio of earnings to fixed charges for the most recent fiscal year and for the quarter ended April 1, 2005 which were 1.2x and 1.1x, respectively.

Ratio of Earnings to Fixed Charges, page 40

        28.   Please relocate this section so that it appears in the Summary section.

        The Ratio of Earnings to Fixed Charges table has been moved to page 2.

Management's.Discussion and Analysis of Financial Condition and Results of Operations History and the Acquisitions. page 41

        29.   You state the programs implemented by Colfax Corporation "may be modified or terminated after the Acquisition." Given that the acquisition was completed on November 30, 2004, you should provide a discussion of any programs that were modified or terminated that are material to you business.

        The Company has revised its disclosure to discuss the fact that no programs previously implemented by Colfax Corporation have been modified or terminated subsequent to the Acquisition, as follows: "Since the Acquisition, no previously implemented programs have been modified or terminated."

Non-GAAP Financial Measures, page 44

        30.   Please revise your disclosures to clarify that your combined basis presentation is not in accordance with generally accepted accounting principles. Please also revise your disclosures to describe in detail the nature of the differences between the predecessor and successor entities, including differences in accounting basis, accounting policies, and management, to the extent applicable.

        The Company has revised its disclosure to clarify that the combined basis presentation is not in accordance with generally accepted accounting principles by inserting the following into the existing disclosure: "This presentation is not in accordance with generally accepted accounting principles."

        Regarding your comment to disclose the differences between the predecessor and successor entities, as it relates to the accounting basis, accounting policies and management, there are no significant differences between the two entities except for the inclusion of Kilian in the successor entity. Therefore, the Company has revised its disclosure to clarify that fact as follows: "The primary difference between the predecessor entity and the successor entity is the inclusion of Kilian in the successor. The results of Kilian are included in Altra for the period from December 1, 2004 through December 31, 2004." See page 44.

        31.   We note that you consider EBITDA to be a measure of operating performance. Based on your need for ongoing capital expenditures and debt financing, it is unclear to us how EBITDA could be a useful measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance.

        The Company uses EBITDA as a supplemental tool to measure its operating performance, including whether it has met its financial targets, from period to period and after applying various adjustments, as a basis for the following:

  •
  bonus compensation of management;

  •
  with debt covenants;

  •
  valuation of the company for impairment purposes; and

  •
  potential acquisitions.

        The Company believes that EBITDA is a useful supplemental tool for evaluating its operating performance compared to that of other companies in its industry because the calculation of EBITDA generally eliminates accounting effects of capital spending and acquisitions and the the effects of financing.

        While the Company concurs that it may have an on going need for capital expenditures and debt financing and will have resulting reoccurring charges contained in its results of operations, it believes that a measure such as EBITDA that excludes those items is a useful (or even preferable) measure in evaluating operating performance. The Company believes its presentation of EBITDA is useful because it allows the Company and its investors to evaluate how the operations of the Company (i.e. the actual business of the Company) have performed over time without regard to interest associated with its capital structure and other charges that do not reflect the period-to-period operating (as opposed to financial) performance of the Company. The Company concurs with the Staff that net income is also a useful measure (and accordingly has given it greater prominence, highlighted the limitations of EBITDA versus net income and otherwise complied with the guidance set forth in Question 8). However, the Company maintains that the usefulness of net income does not diminish the fact that EBITDA is an important performance measure used by it and that EBITDA's presentation allows investors to see the Company's performance in the same manner as management. After considering the guidance of Question 8, the Company believes it has demonstrated the usefulness of EBITDA and respectfully submits to the Staff that its presentation should not be viewed as being prohibited by Item 10(e) of Regulation S-K. In this last regard, the Company notes that other registrants have overcome the presumption of Item 10(e) and demonstrated that EBITDA may be appropriately presented as a performance measure. In addition, the Company's management believes EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry.

        32.   Please specifically address the material limitations associated with the use of EBITDA, in light of your significant borrowings, fixed assets and intangible assets, as well as how you compensate for these limitations. See question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

        In connection with the Company's response to comment #31 above, the Company has revised page 44 to include the following.

        EBITDA has important limitations, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. For example, EBITDA does not reflect:

  •
  cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  changes in, or cash requirements for, working capital needs;

  •
  the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debts;

  •
  tax distributions that would represent a reduction in cash available to the Company; and

  •
  any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

        EBITDA is not a recognized measurement under GAAP, and when analyzing the Company's operating performance, investors should use EBITDA in addition to, and not as an alternative for, operating income (loss) and net income (loss), each as determined in accordance with GAAP. Because not all companies use identical calculations, the Company's presentation of EBITDA may not be comparable to similarly titled measures of other companies. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in the Company's debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and the Company's ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

        To compensate for the limitations of EBITDA the Company utilizes several GAAP measures to review its performance. These GAAP measures include, but are not limited to, net income (loss), operating income (loss), cash provided by (used in) operations, cash provided by (used in) investing activities and cash provided by (used in) financing activities. These important GAAP measures allow management to, among other things, review and understand the Company's uses of cash period to period, compare the Company's operations with competitors on a consistent basis and understand the revenues and expenses matched to each other for the applicable reporting period. The Company believes that the use of these GAAP measures, supplemented by the use of EBITDA, allows it to have a greater understanding of the Company's performance and allows it to adapt to changing trends and business opportunities.

Liquidity and Capital Resources

Following the Acquisitions and Related Transactions, page 48

        33.   Disclose the current interest rate on your senior secured credit facility the effect a one percent change in the interest rate would have on your debt service.

        The Company has revised its disclosure in the referenced section to include the interest rates on its senior secured credit facility as of April 1, 2005. See page 51. Additionally, the Company has revised its disclosure in the "Qualitative and Quantitative Information about Market Risk" section to discuss a hypothetical increase in interest rates of 1% as follows: "At April 1, 2005 there was $4.2 million of outstanding borrowings, with an interest rate of 7.0%, and $2.7 million of outstanding letters of credit under its senior revolving credit facility. Due to the minimal amounts of outstanding variable rate debt, a hypothetical change in interest rates of 1% would not have a material effect on its near-term financial condition or results of operations." See page 54.

Liquidity and Capital Resources

Contractual Obligations. page 49

        34.   Please include a discussion of your deficiency in your ratio of earnings to fixed charges.

        The Company has amended its disclosure in the Liquidity and Capital Resources Contractual Obligations section of MD&A to include a discussion of its deficiency in its ratio of earnings to fixed charges by including the following: "Earnings were insufficient to cover fixed charges in the period December 1 through December 31, 2004 and each of the years ended December 31, 2003 and 2002 by $1.8 million, $10.5 million and $21.7 million, respectively."

        35.   Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, address your funding obligations under your pension plans. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The Company has amended its disclosure to include interest and pension commitments in accordance with Release 33-8350, by including the following textual information: "We have semi-annual cash interest requirements due on the Senior secured notes with $14.9 million payable in 2005, 2006, 2007 and 2008 and $44.6 million payable thereafter" and "The Company has cash funding requirements associated with its pension plan. These requirements are estimated to be $.5 million in 2005, $7.5 million in 2006, $3.8 million in 2007, $2.6 million in 2008 and $2.5 million thereafter."

Qualitative and Quantitative Information about Market Risk, page 50

        36.   Revise this section to provide a quantitative analysis of your market risk as required by Item 305 of Regulation S-K

        Page 54 has been revised to provide a quantitative analysis of the Company's market risk as required by Item 305 of Regulation S-K.

        37.   Disclose the Euro-Dollar exchange rate in effect at the end of your most recent interim period.

        The Company has amended its disclosure to include the Euro-Dollar exchange rate in effect as of April 1, 2005, which was approximately $1.29 to the Euro.

The Sarbanes-Oxley Act of 2002 and Material Weakness in Internal Control. page 51

        38.   We note the material weakness identified in your disclosure, In this regard, revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists.

        The Company has amended its disclosure to include the specific steps taken to remediate the material weakness identified by its independent auditors as of December 31, 2004, and its assessment as to whether or not the material weakness still exists, by including the following additional disclosure: "These steps include the recent hiring of a Corporate Controller as well as a Corporate Director of Taxation which significantly strengthens the Company's corporate financial reporting capabilities. Additionally, the Company is in the process of hiring additional corporate accounting resources and establishing an internal audit department. Based on the steps taken by the Company to date and the previously established financial resources available to the Company, management does not believe that the material weakness identified as of December 31, 2004 currently exists."

Products. page 55

        39.   It appears that you have not disclosed any information related to segments. However, we note your disclosure on page 52, that your customers operate in a diverse group of industries that include automotive, general industrial, material handling, mining, power generation, transportation and turf and garden. Further, we have noted your disclosure that your primary products include clutches, clutch brakes, enclosed gear drives, open gearing, couplings, and machined-race hearings. Please clarify for us whether your business includes any components that meet the definition of an operating segment in paragraph 10 of SFAS No. 13l~ In this regard, please explain, in detail, the nature of the business unit financial information reviewed by your chief operating decision maker. Assuming you have more than one operating segment, please tell us how you meet the aggregation requirements in paragraph 17 if SFAS No. 131, given the variety of industries you serve and the variety of your products. In addition, please disclose and supplementally provide to us the information required by paragraph 37 of SFAS No. 131.

        The Company has concluded that it operates in one reportable segment for the development, manufacturing and sales of mechanical power transmission products. This is consistent with the way the predecessor ran the business prior to the Acquisition. Currently the Company's chief operating decision makers (CODM), consisting of the CEO, COO and CFO, review consolidated operating results to make decisions about allocating resources and assessing the performance of the Company. The primary resource allocation decisions consist of capital expenditures and headcount. The CODM's make all of these resource allocation decisions based on the consolidated information they receive on a monthly basis. Additionally, the Company utilizes common manufacturing techniques, common raw materials and sells and distributes its products through one common sales force. Due to the factors noted above, the Company has concluded that currently it does not include any components that meet the definition of an operating segment in paragraph 10 of SFAS No. 131. As such, it does not believe any additional segment disclosure is required under SFAS No. 131. As the Company evolves over time, it will continue to evaluate the way in which the CODM's make resource and performance decisions and may determine that additional segments are required to be disclosed. The Company has revised the current disclosure in footnote 13 of the consolidated financial statements to clarify its segment reporting as follows: "The Company and its Predecessor operates in one segment for the development, manufacturing and sales of mechanical power transmission products. The Company's chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company."

        The Company notes your request for additional disclosure related to paragraph 37 of SFAS No. 131, however it is impracticable for it to do so as its general purpose financial statements do not identify specific product line sales across its organization nor can it readily determine groups of similar product sales. The Company has amended its disclosure in footnote 13 of the consolidated financial statements to disclose this fact in accordance with the guidance provided in paragraph 37.

Environmental and Health and Safety Matters, page 58

        40.   State whether you are currently listed as a potentially responsible party at any of your current or former sites, and if you are listed as such, state the number of sites.

        The Company has amended its disclosure to state whether it is currently listed as a potentially responsible party at any of its current or former sites, by including the following additional disclosure: "The Company currently has not been listed as a potentially responsible party at any of its current or formerly owned sites."

Summary Compensation, page 63

        41.   Please tell us how you have accounted for the success bonuses paid to your management by Colfax Corporation and the basis for your accounting.

        The Company did not account for the success bonuses as they were paid by the Predecessor in November, 2004 and recorded in Selling, General and Administrative expense during that period. The Company acknowledges that there is an error in its filing as it had disclosed that the success bonuses were paid in December, 2004. The Company has amended its disclosure to reflect the correct payment date of November, 2004.

Severance Agreements. page 65

        42.   Please quantify the amounts payable under the severance agreements.

        As of December 31, 2004 no amounts were payable under the severance agreements as all executives subject to these agreements were still fully employed by the Company. Subsequent to year-end, two of these executives were terminated, which resulted in a liability of approximately $.5 million for the Company. The Company has revised its disclosure as follows: "During the first quarter of 2005, two executives with severance agreements were terminated. The amount payable by the Company under the severance agreements assumed was approximately $.5 million."

Description of Certain Indebtedness. page 71

        43.   Please delete the language that the discussion of your material indebtedness is "qualified in its entirety by reference" to materials that are not in the prospectus. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. Revise similar disclosures throughout the prospectus.

        Page 75 has been revised to delete the statement that the discussion of the Company's material indebtedness is "qualified in its entirety by reference to materials that are not in the prospectus."

Covenants and other Matters, page 72

        44.   Revise to state the maximum annual limit on capital expenditures imposed by the senior revolving credit facility.

        The Company has revised page 76 accordingly.

        45.   Discuss the change of control and cross-default provisions of the credit facility in reasonable detail.

        The Company has revised page 76 accordingly.

United States Federal Income Tax Consequences. page 114

        46.   Please delete the statements that the tax discussion is for "general information only" and the discussion is a "general summary only", as this section should contain a discussion of the material tax consequences of the exchange offer.

        Page 118 has been revised to delete the statements that the tax discussion is for "general information only" and a "general summary only."

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

        47.   We have noted your presentation of Loss (Gain) on sale of assets in non-operating expense. These amounts should be classified as operating. Refer to paragraph 45 of SFAS No. 144. Please revise your consolidated statements of operations and comprehensive income (loss) and your unaudited pro forma statement of income accordingly.

        In accordance with paragraph 45 of SFAS No. 144 the Company has revised its consolidated statements of operations and comprehensive income (loss), unaudited pro forma statement of income and selected historical financial data to classify the gain on the sale of assets as operating.

Note 1. Description of Business and Summary of Significant Accounting Policies. page F-7

Revenue Recognition, page F-11

        48.   Separately disclose your product sales and services and the respective cost of goods sold and services provided, if greater than 10%. Please supplementally provide us with a breakdown of product and service revenues for the periods presented.

        No additional disclosure is required as the Company's sales generated by service activities is less than 1% of net sales in all periods presented. The Company will continue to monitor service sales and will make the appropriate disclosures if the amount ever exceeds 10% of net sales. The amounts of product sales and service sales for the years ended December 31, 2004, 2003 and 2002 are $301.5 million and $2.4 million, $264.5 million and $2.2 million and $251.2 million and $2.0 million, respectively.

Note 3. Acquisitions. page F-14

        49.   Please explain your consideration of the factors in paragraph 11 of SFAS No. 142 in determining that your trade names and trademarks are indefinite lived.

        In determining that its trade names and trademarks intangible asset has an indefinite life the Company considered all of the factors in paragraph 11 of SFAS 142. It determined that there clearly were no legal, regulatory or contractual factors that would limit the useful life of its trade names and trademarks and no significant expenditures are required to maintain the trade names and trademarks. The Company acknowledges that it does face competitive elements however its trade names and trademarks are widely recognized and highly regarded and are the number 1 and 2 brands recognized in several industries. The Company's trade names and trademarks identify it and differentiate it from its competitors and therefore it does not believe that competition limits the useful life of its trade names and trademarks. In addition, all of the Company's brands have been in existence for over 50 years and are not susceptible to obsolescence risk. The Company believes that its trade names and trademarks have facilitated product sales and will continue to generate product sales for the Company for an indefinite period. The Company will however, continue to assess the estimated useful life and the carrying value of its trade names and trademarks and if an event occurs in the future that changes the current circumstances it will address it appropriately.

        50.   Please help us understand why your customer relationships represent approximately 57% of your intangible assets. Please also explain, in detail, your consideration of paragraph 11 of SFAS No. 142 in determining the twelve-year useful life for your customer relationships. We note that you have over 3,000 customers (page 56), that you operate in very competitive markets against numerous businesses (page 56), that some of your larger customers attempting to reduce the number of their vendors (page 18), that you generally sell your products pursuant to individual purchase orders instead of long-term purchase commitments (page 22), and that your distributors only require a short notice period to cancel their distribution agreements (page 19).

        In determining the value of its intangible assets the Company obtained the assistance of Standard & Poor's Corporate Value Consulting. The values of the Company's intangibles were based on variations of the income approach which is a generally accepted valuation technique. The income approach was considered the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. Discounted cash flow analyses were prepared for each of the three intangible assets and a value was determined. The Company recorded its intangible assets based on these values which resulted in the customer relationships intangible representing 57% of the total value of its intangible assets.

        In valuing the customer relationships intangible asset an analysis was prepared that detailed all of the Predecessor's customers and related revenues over a 3 year period. This analysis was utilized to develop an estimate of annual customer attrition. Based on this detailed analysis it was estimated that the customer attrition rate was approximately 5% per year. Typically, the Company's customers tend to be long-term customers and there is very little turn-over. The Company does not have long-term contracts with its customers however it has historically established long-term relationships with them so that it becomes extremely difficult for the Company's competitors to displace it. Utilizing this information a discounted cash flow analysis was prepared that projected revenues for the Company's existing customers and factored in the 5% attrition rate. Based on this analysis it was determined that the first twelve years generated 95% of the present value of the discounted cash flows attributable to the Company's customer relationships. Based on this information and the fact that no other factors listed in paragraph 11 of SFAS 142 would decrease or limit the estimated useful life, the Company concluded that its customer relationships intangible asset has an estimated useful life of twelve years. The Company will however, continue to assess the estimated useful life and the carrying value of its customer relationships intangible asset and if an event or series of events occur in the future that changes the current circumstances the Company will address it appropriately.

Note 9. Pension and Other Employee Benefits, page F-20

        51.   We note that the unfunded accumulated benefit obligation related to your postretirement benefit plans exceed your accrued postretirement benefit cost as of December 31, 2004 and 2003. Please explain why you have not recognized a minimum pension liability related to your post retirement benefit plans.

        Although the Company's unfunded accumulated benefit obligation related to its post-retirement benefit plans (OPEB) exceeds its accrued OPEB cost as of December 31, 2004 and 2003, its review of SFAS No. 106 indicates that the recognition of an additional minimum liability is not required for OPEBs.

Note 12. Related-Party Transactions. page F-28

        52.   Regarding the services performed for the Predecessor by Colfax personnel, please disclose your method of allocating the cost of such services to the Predecessor financial statements, your assertion that the method used is reasonable, and if practicable, your estimate of what the expenses would have been on a stand alone basis. See SAB Topic 1-B.

        The Company has revised Note 12 regarding the services performed for the Predecessor by Colfax, as follows: "Services performed for the Predecessor by Colfax were allocated to the Predecessor to the extent that they were identifiable, clearly applicable to the Predecessor and factually supported as attributable to the Predecessor. Management believes that this method of allocation is reasonable and it is consistent throughout all periods presented. Management estimates that these expenses would increase approximately $1.0 million if the Predecessor was a stand alone entity."

        53.   Please tell us how you accounted for the $4.4 million of transaction services provided by Genstar Capital.

        In accordance with SAB No. 77 the Company allocated the Genstar transaction services fees between the Acquisition purchase price and the deferred financing costs of the Senior Secured Notes and the Senior Secured Revolving Credit facility. The Company based the allocation on Genstar's estimate of their efforts incurred to complete the respective components of the overall transaction. The Company has disclosed the deferred financing costs in the footnotes to the consolidated financial statements.

Note 16. Guarantor Subsidiaries. page F-36

        54.   If true, please revise to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of Regulation S-X.

        The Company has revised page F-36 to indicate the guarantor subsidiaries are 100% owned.

        55.   On page 17, you state that you are a holding company with no significant assets other than your direct and indirect investments in your operating subsidiaries. However, the issuer column of your condensed consolidating balance sheet as of December 31, 2004 and your condensed consolidating statement of operations from inception through December 31, 2004 indicate otherwise. Please "push down" the parent company's basis to the subsidiary columns to the extent applicable. See Rule 3-10(i)(4) of Regulation S-X.

        In accordance with Rule 3-10(i)(4) of Regulations S-X, the Company has "pushed down" the parent company's basis to the subsidiary columns in its amended filing.

Kilian Manufacturing Corporation and Kilian Canada ULC

        56.   We assume you have included the Kilian financial statements to comply with Rule 3-05 of Regulation S-X. If so, please provide us with your significance test under Rule 3-05 to support your presentation of only two years of a combined statement of income.

        The Company has included the financial statements of Kilian in its filing to comply with Rule 3-05 of Regulation S-X. The significance test, prepared in accordance with the conditions defined in Rule 1-02(w) of Regulation S-X is attached as Exhibit A.

Combined Statements of Income. page F-49

        57.   Please explain why you recognized a goodwill impairment charge of $2.2 million in the period from February 15, 2003 to December 27, 2003, despite the fact that the Kilian businesses were newly-acquired. In addition, in note E, please disclose the facts and circumstances leading to the impairment. See paragraph 47.a of SFAS No. 142.

        The goodwill impairment of $2.2 million recorded in the period from February 15, 2003 to December 27, 2003 relates to Kilian at a time when there was a previous owner that had recently purchased Kilian. The Company is the second owner of Kilian since that impairment charge was recorded and it does not have access to that previous owner. The previous purchase was accounted for under SFAS 141 and the goodwill was assessed under SFAS 142. The disclosure in Note E is directly from the audited financial statements of Kilian from that period. Therefore, the Company cannot provide any additional information regarding the facts and circumstances leading to the impairment.

Note I—Related Party Transactions. page F-60

        58.   We note that selling, general, administrative and other operating expenses, as a percentage of Kilian' s revenue, is substantially less than the comparable measure for PTH, although both businesses appear similar, Please clarify for us whether Kilian's historical financial statements reflect all of its costs of doing business, including those costs that its parent incurred on its behalf. In addition, please disclose your method of allocating the cost of such services to the Predecessor financial statements, your assertion that the method used is reasonable, and if practicable, your estimate of what the expenses would have been on a stand alone basis. See SAB Topic 1-B.

        The Company acknowledges that the selling, general and administrative expenses, as a percentage of Kilian's revenue is substantially less than that of PTH, however, all expenses incurred and services performed by the previous two parent companies of Kilian that were identifiable, clearly applicable and factually supported were allocated to Kilian and included in the audited financial statements included in its filing.

        Regarding your comment to disclose the method of allocating the cost of services performed by the parent on behalf of the Predecessor please see the Company's response to your previous comment #52.

        Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (212) 310-8172 or my colleague Ryan Gallagher at (650) 802-3023.

Best Regards,
/s/ TODD R. CHANDLER Todd R. Chandler, Esq.

EXHIBIT A
Significant Subsidiary
Period Tested 31 DEC 03 for Altra Industrial Motion (AIM) and 27 DEC 03 for Kilian

Test One—Do the investments and advances to Kilian exceed 10% of the total assets of AIM and its subsidiaries on a consolidated basis at 31 DEC 03?

Investments & Advances to Kilian	AIM & Subsidiary Consolidated Assets	10% of Total Consolidated Assets	Kilian's Percentage
21,042,000	208,255,272	20,825,527	10%

Test two—Does the Killian share of the consolidated total assets exceeded 10% of the total assets of AIM and its subsidiaries at 31 Dec 2003?

Kilian's Assets	AIM & Subsidiary Consolidated Assets	10% of Total Consolidated Assets	Kilian's Percentage		Calculation of Consolidated Assets
				Colfax 31 DEC 03	178,408,000
29,847,272	208,255,272	20,825,527	14%	Kilian 27 DEC 03	29,847,272

				Total Consolidated	208,255,272

        Test Three—Does Kilian's equity in the income from continuing operations exceed 10% of the total consolidated ICO of AIM and subsidiaries at 31 DEC 03?

Kilian's Income from Continuing Operations	AIM & Subsidiary Consolidated ICO less Kilian*	10% of Total Consolidated ICO less Kilian	Kilian's Percentage
2,803,111	8,933,000	893,300	31%

*
Per Significant subsidiary calculation rules, since PTH showed a net loss in 2003 and Kilian had net income, Kilian's net income is excluded from the consolidated total.

Conclusion:

        Based upon Kilian's proportionate share of total assets and income recorded in equity, Kilian is a significant subsidiary.

Altra Industrial Motion, Inc.
14 Hayward St.
Quincy, Massachusetts 02171

August 12, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        Altra Industrial Motion, Inc., a Delaware corporation (the "Company"), American Enterprises MPT Corp., American Enterprises MPT Holdings, L.P., Ameridrives International, L.P., Boston Gear LLC, Formsprag LLC, The Kilian Company, Kilian Manufacturing Corporation, Nuttall Gear L L C, Warner Electric LLC, Warner Electric Technology LLC and Warner Electric International Holding, Inc. (collectively, the "Guarantors," and together with the Company, the "Issuers") are seeking to register $165,000,000 in aggregate principal amount of 9% Senior Secured Notes due 2011 (the "Registered Notes") under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005, and amended on August 12, 2005 (the "Registration Statement"), in reliance upon the position of the staff of the Commission (the "Staff") enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991). As described in the Registration Statement, the Registered Notes will be offered (the "Exchange Offer") in exchange for the Issuers' 9% Senior Secured Notes due 2011 (the "Original Notes") of which $165,000,000 aggregate principal amount are outstanding. The Original Notes were issued by the Issuers on November 30, 2004 and sold to Jefferies & Company, Inc. (the "Initial Purchaser") pursuant to Section 4(2) of the Securities Act and resold by the Initial Purchaser to qualified institutional buyers and ("QIBs") or persons reasonably believed to be QIBs pursuant to Rule144A under the Securities Act, to Institutional Accredited Investors pursuant to rulings promulgated under the Securities Act and to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act.

        In accordance with the Staff's position enunciated in Morgan Stanley & Co. Incorporated, the Issuers represents that it has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Issuers' information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Original Notes using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff's position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

        Additionally, in accordance with the Staff's position enunciated in Shearman & Sterling (avail. July 2, 1993), the Issuers will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and

(b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

  "If the undersigned is a broker-dealer that will receive Registered Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes."

        The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Very truly yours,
ALTRA INDUSTRIAL MOTION, INC.
By:	/s/ MICHAEL L. HURT Michael L. Hurt Chief Executive Officer

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EXHIBIT A Significant Subsidiary Period Tested 31 DEC 03 for Altra Industrial Motion (AIM) and 27 DEC 03 for Kilian